Exhibit 35.1.3

CMLTI 07-10

SERVICER COMPLIANCE STATEMENT (ITEM 1123)

Cenlar FSB

The undersigned, a duly authorized officer of Cenlar FSB, as servicer (the “Servicer”) pursuant to the applicable servicing agreement, does hereby certify that:

1.           A review of the Servicer’s activities during the period from and including January 1, 2007 through and including December 31, 2007 and of the Servicer’s performance under the applicable servicing agreement has been made under my supervision.

2.            To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout such period. [If any material failure, specify such failure and its nature and status.]

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 22nd day of February 2008.

By:	/s/: Jeanne M. Bader
Name: Jeanne M. Bader
Title: Senior Vice President
Director of Loan Administration